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08030359

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gagnon Securities, LLC and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of Americas, 24th Floor
(No. and Street)

New York, (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan E. Grant (212) 554-5052
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil J. Gagnon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gagnon Securities, LLC and Subsidiary, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

SUE ANN MURRAY
Notary Public - State of New York
No. 01MU4750502
My Commission Expires Jan. 31, ~~2006~~ 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

GAGNON SECURITIES, LLC AND SUBSIDIARIES

December 31, 2007

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Gagnon Securities, LLC and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Gagnon Securities, LLC and Subsidiaries (the "Company") as of December 31, 2007. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Gagnon Securities, LLC and Subsidiaries as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 25, 2008

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Gagnon Securities, LLC and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$ 2,271,209
Financial instruments owned, at fair value	4,957,608
Receivable from clearing broker	339,828
Fees receivable from managed funds	1,237,543
Investment in affiliated limited liability company	1,553,165
Furniture, fixtures and leasehold improvements, less accumulated depreciation and amortization of $1,671,949	617,480
Other assets	1,003,835
Total assets	$11,980,668

LIABILITIES AND MEMBERS' EQUITY

Employee compensation payable	$ 40,759
Accounts payable and accrued expenses	799,399
	840,158
Commitments	
Members' equity	11,454,161
Capital notes receivable from members	(313,651)
	11,140,510
Total liabilities and members' equity	$11,980,668

The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2007

NOTE A - ORGANIZATION

Gagnon Securities, LLC and Subsidiaries (the "Company") is a registered broker-dealer and a registered Investment Advisor with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides brokerage and investment services to its clients. The Company clears all customer securities transactions through its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirement of SEC rule 15c3-3 under paragraph k(2)(ii).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the assets, liabilities and results of operations of Gagnon Investments, Inc. ("GII") and Gagnon Advisors, LLC ("GA"), both wholly-owned subsidiaries of the Company. GII is the Managing Member of Gagnon Investment Associates LLC ("GIA"), an investment company of which the Managing Member of the Company, Neil J. Gagnon, is a member. GA is the Investment Manager of GIA, Gagnon Investment Associates Offshore, Ltd. ("GIA Offshore") and GIS Fund of Funds, LLC ("GIS"). The Company invests in GIS. All intercompany balances and transactions have been eliminated.

Securities transactions are recorded on a trade-date basis.

Investments in marketable securities owned are valued at the last sale price quoted on the date on which the security is traded on a nationally recognized securities exchange or the NASDAQ Stock Market National Market System ("NASDAQ"), as the case may be, which represents the principal market on which the security is traded. At December 31, 2007 the Company holds no readily marketable securities. Investments that are not readily marketable include securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2007, these investments are recorded at their estimated fair value as determined by management.

Furniture, fixtures and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the lease.

Capital notes receivable from members related to the purchase of membership interests in the Company are classified as a debit in members' equity until paid.

NOTE B (continued)

Cash and cash equivalents include cash balances maintained at a financial institution and the clearing broker.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. On February 1, 2008, FASB decided to defer the effective date of FIN 48 for eligible nonpublic enterprises and to require those enterprises to adopt FIN 48 for annual periods beginning after December 15, 2007. Management is currently evaluating the impact the adoption of FIN 48 will have on the Company's financial statement disclosures.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provision of this statement is to be applied prospectively as of the fiscal year of adoption. The Company will adopt the provisions of SFAS No. 157 for its fiscal year commencing January 1, 2008. The Company does not believe the adoption of SFAS 157 will have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 allows for the measurement of certain financial assets and financial liabilities at fair value. Under this statement, an entity may elect the fair value option on an instrument-by-instrument basis and measure the changes in the fair value as unrealized gains and losses in earnings. This statement is effective for the first fiscal year beginning after November 15, 2007. The Company will adopt the provisions of SFAS No. 159 for its fiscal year commencing January 1, 2008. The Company is currently evaluating its options under this statement and believes the fair value measurement of certain financial liabilities will result in a positive impact on its book value.

NOTE C - FINANCIAL INSTRUMENTS OWNED

Investments that are not readily marketable are stated at the Company's estimate of fair value. At December 31, 2007, financial instruments owned, at fair value consist of investments in private companies and partnerships, and included the Company's investment in GIS amounting to $4,446,200. The fair value of these financial instruments and limited partnership interest has been estimated by the management of the Company in the absence of readily ascertainable market values.

GIS primarily invests with various third-party portfolio managers. The Company's investment in GIS represents its proportionate share of the net assets of GIS at December 31, 2007, which approximates fair value and took into account GIS' proportionate share of the net assets of its third-party portfolio investees.

Factors generally considered by management in determining fair value of private companies and partnerships include: (1) current operations; (2) current financial information; (3) original cost and holding period; (4) evaluation of business, management and financial plans; and (5) recently executed and planned financing transactions related to the investee companies. Because of the inherent uncertainty of valuation, the Company's estimate of fair values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

NOTE D - TRANSACTIONS WITH CLEARING BROKER AND CUSTOMERS

Pursuant to a clearing agreement, the Company's clearing broker, Bear Stearns Clearing Corp., provides securities clearance, settlement and custodial services for the customers of the Company.

The clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The clearing broker seeks to control the risks associated with these customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to such guidelines, require each customer to deposit additional collateral, or reduce positions, when necessary.

NOTE E - RELATED PARTY TRANSACTIONS

As the Managing Member of GIA, GII receives an incentive allocation of 20% of the net profits allocated to each GIA member's capital account. Such incentive allocation is included in investment in affiliated limited liability company on the consolidated statement of financial condition at December 31, 2007. At December 31, 2007, receivable from these managed funds was $1,553,165.

As an Investment Manager, GA receives a management fee of .75% per annum of the net asset value of GIA, a management fee of .75% per annum of the net asset value of GIA Offshore and a management fee of 1.5% per annum of the net asset value from GIS. In addition, GA is entitled to a performance fee of 20% of the net profits earned by GIA Offshore. At December 31, 2007, fees receivable from these management fee was $1,237,543.

For the year ended December 31, 2007, the Company received a pass-through management fee from GagnonLee Management LLC ("GLM"), an investment manager in which the Company has a membership interest. As of December 31, 2007, receivable from GLM of $40,000 is included in other assets.

For the year ended December 31, 2007, the Company received a pass-through incentive fee from GagnonLee Associates, LLC ("GLA"), an investment advisor in which the Company has a membership interest. At December 31, 2007, receivable from GLA of $397,757 is included in other assets.

As discussed in Notes B and C, the Company has an investment in GIS. GIS invests in various domestic and offshore pooled asset investment vehicles.

In addition, the Company provides certain administrative and research consulting services to certain entities that are affiliated with certain members of the Company. At December 31, 2007, receivable from these entities was $40,584, which is included in other assets.

The Company provides research and other operational and administrative support services to, and executes securities transactions on behalf of, related investment companies and investment partnerships.

NOTE F - COMMITMENTS

The Company is obligated under a noncancellable operating lease through 2015. In addition to base rent, the lease provides for the Company to pay certain expenses. Future aggregate minimum annual rent payments are approximately as follows:

NOTE F (continued)

Fiscal year	Minimum rental commitment
2008	$ 601,000
2009	601,000
2010	641,000
2011	652,000
2012	652,000
Thereafter	1,439,000
	$4,586,000

NOTE G - EMPLOYEE BENEFIT PLAN

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(a) of the Internal Revenue Code covering substantially all full-time, salaried employees. The Plan is funded entirely by the Company. The Company accrued $493,287 of contributions for the year ended December 31, 2007, which is included in accounts payable and accrued expenses in the consolidated statement of financial condition at December 31, 2007.

NOTE H - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2007, the Company had net capital of $1,760,650, which exceeded its requirement of $56,011 by $1,704,639.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing brokers to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

END